FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number 001-15214

TRANSALTA CORPORATION
(Translation of registrant’s name into English)

110 - 12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Exhibit 99.1 to this report, furnished on Form 6-K, is furnished, not filed, and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSALTA CORPORATION

/s/ Scott Jeffers
Scott Jeffers
Vice President and Corporate Secretary

Date: March 8, 2022

EXHIBIT INDEX

99.1	TransAlta Corporation’s Quarterly Segmented Financial Performance and Operating Results and Reconciliation of Non-IFRS Measures on a Consolidated Basis by Segment for the year ended December 31, 2021.